Mail Stop 4561

September 6, 2007

VIA USMAIL and FAX (260) 833-4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

> Re: **Providence Select Fund, Limited Partnership**
> **Form 10-K and 10-K/A for the year ended 12/31/2006**
> **Filed on 4/2/2007, 7/3/2007, and 8/24/2007**
> **File No. 333-108629**

Dear Mr. Michael Pacult:

We have reviewed your 10-K/A filed on August 24, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Statements of Cash Flows, page F-6

1.   You have included line items for expenses financed by related parties and cash paid towards initial offering costs as adjustments to net loss to arrive at net cash used in operating activities. It is not clear what these line items represent and what your basis in GAAP is for adjusting for them to arrive at net cash used in operating activities. In accordance to your disclosures in your notes to the financial statements, your organizational and offering expenses are paid for by a related party and then subsequently reimbursed to them at a later date. Please clarify to distinguish these amounts from the other cash advances from related parties or confirm that in future filings you will reflect these amounts with your other cash advances from related parties in your cash flows from financing activities.

Note 2 – Significant Accounting Policies

Offering Expenses and Organizational Costs, page F-7

2.   You state organizational costs are expensed as incurred and reimbursed.   It is not clear from your wording whether these costs are reimbursable by you or to you.   Please clarify to us and show us how you will revise future filings.

3.   Your presentation of net asset value should include a reconciliation between net asset value for financial reporting and for all other purposes.   Please confirm that you will do so in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant